Exhibit 23.4

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com
Disclosure Form
IDC grants Lehman Brothers permission to make public statements, including in filings with the United States Securities and Exchange Commission that are consistent with the following:
“According to IDC, a leading research firm for information technology markets, there were 8.1 million businesses in the U.S. with fewer than 100 employees in 2005, of which only 4.8 million, or less than 60%, had a website. Additionally, IDC estimates that there were 14.7 million home-based businesses in 2005, of which less than 30% had a website. Even small percentages of these small and home-based businesses actually use their websites to communicate or transact business with their customers online. “
“According to IDC, total shared and basic dedicated website hosting services revenue in the U.S. was approximately $1.9 billion in 2005 and is expected to grow to $2.9 billion in 2010.”
“According to IDC, global ecommerce is expected to grow from $3.8 trillion in 2005 to $8.5 trillion in 2009, representing an annual growth rate of 22%.”
It is understood by both IDC and Lehman Brothers that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Angèle Boyd	6/16/06

Angèle Boyd	Date
Group Vice President
IDC